BRENDAN McKEOUGH
847/627-2111 Direct
847/627-7111 Fax
bmckeough@ussco.com

December 6, 2007

Via EDGAR

Securities and Exchange Commission

Attention:  Mr. Jay E. Ingram

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-5553

Re:	United Stationers Inc.
Definitive 14A
Filed April 4, 20007
File No. 000-10653

Dear Mr. Ingram:

                Thank you for your voicemail responding to the message I left you yesterday.  As I indicated in my message, United Stationers Inc. will not be able to respond to the November 29, 2007 letter by December 13, 2007.  Our response will need to be reviewed internally by a number of people, including the members of our Human Resources Committee.  In light of the reviewers’ holiday schedules, we propose to provide our response by Friday, January 4.  Please contact me if this proposal is objectionable.

Very truly yours,

/s/Brendan McKeough
Brendan McKeough
Assistant General Counsel

cc:           Eric A. Blanchard